

SULTAN MINERALS INC. SUL-TSX VENTURE

1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: Investor@langmining.com



03045206

December 9, 2003



SUPPL
RECEIVED
DEC 10 2003
181

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

SULTAN MINERALS INC.





PROCESSED
DEC 22 2003
THOMSON
FINANCIAL

Shannon M. Ross,
Corporate Secretary

Encl.

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. Sultan Minerals Announces Completion of Kena Gold Copper property Option – dated November 10, 2003

Correspondence with Securities Commission(s)

1. Form 45-102F2 – dated November 20, 2003.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

November 10, 2003

Ticker Symbol: **SUL**-TSX Venture
SEC 12g3-2(b): 82-4741

SULTAN MINERALS ANNOUNCES COMPLETION OF KENA GOLD COPPER PROPERTY OPTION

Sultan Minerals Inc. (SUL-TSX Venture) (the "Company") is pleased to announce that it has fully exercised its option under an agreement dated October 14, 1999, (the "Agreement"), to acquire a 100% interest in and to the Kena Property consisting of 39 mineral claims and 20 mineral units, in the area of Nelson, British Columbia.

Pursuant to the terms of the Agreement, the Company paid the optionors a total of $110,000 and issued to them a total of 200,000 common shares in the capital of the Company over a four year period from 1999 to 2003. The Company was also required to incur exploration expenses on the Kena Property of $600,000. To date the Company has expended a total of $3,100,000 on the Kena Property.

The Company now holds a 100% interest in the Kena Property subject only to a 3.0% Net Smelter Return royalty from the production of gold and silver and a 1.5% Net Smelter Return royalty from the production of other metals (collectively the "NSR"). Sultan has the right to purchase 1/2 of the NSR by the payment of the greater of 7,000 ounces of gold or $2,000,000 to the Optionor upon the commencement of commercial production.

The Company is currently completing 1,500 meters of diamond drilling in 22 holes on the Kena Property. Assays are expected to be available within two weeks.

Arthur G. Troup, P. Eng
President

For further information please contact:
Investor Relations at the Lang Mining Group
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: Investor@langmining.com

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **Sultan Minerals Inc.** (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **November 18, 2003** of **43,750** common shares of the Company, **Sultan Minerals Inc.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at **Vancouver, British Columbia** this **20th** day of **November, 2003.**

SULTAN MINERALS INC.

"Shannon M. Ross"

By: ______________________________
Shannon M. Ross, Secretary & CFO

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.